                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001
                                             -----------------

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                          COMMISSION FILE NUMBER 1-4987



                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)


                                   21-0682685
                      (I.R.S. Employer Identification No.)

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    SL INDUSTRIES, INC.
                                    PLAN ADMINISTRATOR



                                 By /s/ David R. Nuzzo
                                    ------------------------------------
                                    David R. Nuzzo
                                    Vice President, Finance & Administration
                                    July 15, 2002

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                        Page
                                                                        ----
Report of Independent Public Accountants
      for the year ended December 31, 2001                               4

Report of Independent Public Accountants
      for the year ended December 31, 2000                               5

Financial Statements:
   Statements of Net Assets Available for Benefits
     December 31, 2001 and December 31, 2000                             6

   Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2001                                7

Notes to Financial Statements                                           8-12

Supplemental Schedule:
   Schedule I- Schedule H, Line 4i - Schedule of Assets Held for
     Investment Purposes -  December 31, 2001                            13

Exhibit Index                                                            14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan:

We have audited the accompanying statement of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2000 was audited by other auditors, whose report dated June 18, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

/s/ Goldenberg Rosenthal, LLP
Jenkintown, Pennsylvania
July 10, 2002

        THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT.
         THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. SEE
                      EXHIBIT 23.2 FOR FURTHER DISCUSSION.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan:

We have audited the accompanying statements of net assets available for plan benefits of the SL. Industries, Inc. Savings and Pension Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles general accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Philadelphia, Pennsylvania
June 18, 2001

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                         December 31
                                                --------------------------------
                                                   2001                 2000 *
ASSETS:
Investments                                     $13,962,101          $16,470,147
                                                -----------          -----------

Receivables:
    Employer Contributions                          310,274              366,122
    Participant Contributions                        57,488               78,547
                                                -----------          -----------
              Total receivables                     367,762              444,669
                                                -----------          -----------

Cash                                                  7,158                 --
                                                -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS               $14,337,021          $16,914,816
                                                ===========          ===========



* Reclassified for comparative purposes


Note: The accompanying notes are an integral part of these financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                              Year Ended
                                                                           December 31, 2001
                                                                           -----------------
Additions:
         Additions to net assets attributed to:
                  Investment income:
                     Net depreciation in fair value of investments          $ (1,654,180)
                     Interest/dividends                                          516,493
                     Net realized loss on sales of investments                  (338,656)
                                                                            ------------
                                                                              (1,476,343)
                                                                            ------------
                  Contributions:
                     Participant                                                 969,021
                     Employer                                                    627,691
                     Rollover                                                     14,829
                                                                            ------------
                                                                               1,611,541
                                                                            ------------
                  Total additions                                                135,198
                                                                            ------------


Deductions:
         Deductions from net assets attributed to:
                  Benefits paid to participants                                2,711,020
                  Administrative expenses                                          1,973
                                                                            ------------
                  Total deductions                                             2,712,993
                                                                            ------------



                  Net decrease                                                (2,577,795)

Net assets available for benefits:
         Beginning of year                                                    16,914,816
                                                                            ------------
         End of year                                                          14,337,021
                                                                            ============



Note: The accompanying notes are an integral part of these financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       Description of Plan and Summary of Significant Accounting Policies
         ------------------------------------------------------------------

         Description of Plan:
         -------------------

         SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc. Corporate Office, SL Surface Technologies, Inc., Condor D.C. Power Supplies, Inc., SL Montevideo Technology, Inc., and SLW Holdings, Inc. (first month of the year in 2001). To become eligible for the Plan, an individual would have to have attained the age of 18 on the first day of the month coinciding with or following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

         Use of Estimates:
         -----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       Investments:
         -----------

         As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of fourteen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Blended Income Fund, Growth and Income Portfolio, Puritan Fund, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, U.S. Bond Index Fund and Money Market Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

         The Blended Income Fund represents a deposit contract with Fidelity's Managed Income Portfolio. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

         Employer matching contributions are invested solely in Common Stock of SL Industries, Inc. Until a participant is fully vested, the employer matching contribution credited to the participant's account cannot be liquidated.

         The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the New York Stock Exchange.

         The Plan presents in the statement of changes in net assets available for benefits the net depreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

         Interest and dividend income are recorded as earned on an accrual basis.

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,992,836 as follows:

                           Mutual Funds:       $   770,255
                           Common Stock:         1,222,581
                                               -----------
                                               $ 1,992,836

         The following table represents investments that represent 5% or more of the Plan's net assets:

                                                          December 31
                                                    ----------------------------
                                                       2001              2000
                                                    ----------        ----------
         Blended Income Fund                        $3,294,441        $3,936,202
         SL Industries, Inc. Common Stock *          1,313,922         2,539,342
         Fidelity Growth and Income Portfolio        1,408,216         1,707,670
         Fidelity Low Priced Stock Fund              1,549,482           945,049
         Fidelity Mid-Cap Stock Fund                 1,570,482         1,885,075
         Spartan U.S. Equity Index Fund              1,059,777         1,382,013


         *Participant-directed and nonparticipant-directed.

         Information about the significant components of the changes in net assets relating to the SL Industries, Inc. Common Stock, which is both a participant-directed and a nonparticipant-directed investment option, is as follows:

                                                            Year Ended
                                                        December 31, 2001
                                                        -----------------
                   Changes in Net Assets:
                     Contributions                        $ 1,131,975
                     Dividends                                  1,301
                     Net depreciation                      (1,222,581)
                     Benefits paid to participants           (234,938)
                     Transfers/Loan Activity                 (901,177)
                                                          -----------
                            Net Changes                   $(1,225,420)

         Contributions:
         --------------

                  Elective Contributions:
                  ----------------------

                  Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals of up to an annual maximum of the lesser of 20% of their annual compensation, as defined by the Plan, or $10,500 in the calendar year of 2001, thereafter as adjusted by the Secretary of the Treasury.

                  Matching Employer Contributions:
                  --------------------------------

                  The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of participant's compensation. Matching employer contributions have been invested solely in Common Stock of SL Industries, Inc.

                  Profit Sharing Contributions:
                  -----------------------------

                  A profit sharing contribution can be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.

         Benefits:
         --------

         At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. If a participant's account balance is less than $5,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $5,000 or greater may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) purchase a qualified joint and survivor annuity; (3) receive payment in one lump sum; or (4) have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

         Vesting:
         --------

         Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:

                                                                     Percentage
                              Years of Service                         Vested
                              ----------------                         ------
              Five years or more . . . . . . . . . . . . . . . . .      100%
              Four years or more, but less than five years . . . .       80%
              Three years or more, but less than four years. . . .       60%
              Two years or more, but less than three years . . . .       40%
              One year or more, but less than two years  . . . . .       20%
              Less than one year . . . . . . . . . . . . . . . . .        0%

         In determining years of service for vesting, the Plan considers service from the participant's date of hire. Only whole years of service will be counted for vesting purposes. The nonvested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures will be allocated to the remaining participants' accounts on a prorated basis as defined by the Plan.

         Participant Loans:
         -----------------

         The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2001 and December 31, 2000 range from 5.5% to 10.25% and 7.0% to 10.25%, respectively. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.


3.       Plan Termination
         ----------------

         While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.


4.       Reconciliation to Form 5500
         ---------------------------

         As of December 31, 2001 and December 31, 2000, the Plan had $0 and $219,349, respectively, of pending distributions to participants who elected to withdraw from the Plan. The year 2000 amount was recorded as a liability in the Plan's Form 5500; however, the amount was not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.

5.       Administrative Expenses
         -----------------------

         Administrative expenses of the Plan have been paid by SL Industries, Inc., with the exception of asset management fees, which have been paid by the Plan. Total asset management fees expensed in the fiscal years ended December 31, 2001 and December 31, 2000 were $1,973 and $466, respectively.


6.       Tax Status
         ----------

         The Internal Revenue Service has issued a favorable determination letter stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes they are operating the Plan in accordance with the Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

Schedule I


                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                                 EIN: 21-0682685
                         FORM 5500, SCHEDULE H, LINE 4i
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2001



    (a)       (b) Identity of Issuer    (c) Description of Investment             (d) Cost      (e) Current Value
-----------------------------------------------------------------------------------------------------------------
              Common Stock
     *           SL Industries, Inc.  Common Stock                               2,031,866           1,313,922

              Common Trust Fund
                Fidelity              Blended Income Fund                        3,294,441           3,294,441
                Fidelity              Fidelity Puritan Fund                        740,871             674,307
                Fidelity              Fidelity Growth & Income Portfolio         1,619,168           1,408,216
                Fidelity              Fidelity Low-Priced Stock Fund             1,395,604           1,549,482
                Fidelity              Fidelity Diversified Int'l Fund              325,257             291,362
                Fidelity              Fidelity Mid-Cap Stock Fund                1,446,436           1,570,482
                Fidelity              Fidelity Freedom Income Fund                  66,184              65,679
                Fidelity              Fidelity Freedom 2000 Fund                   238,968             225,414
                Fidelity              Fidelity Freedom 2010 Fund                   611,193             567,496
                Fidelity              Fidelity Freedom 2020 Fund                   803,099             712,760
                Fidelity              Fidelity Freedom 2030 Fund                   545,805             481,996
                Fidelity              Spartan U.S. Equity Index Fund             1,147,879           1,059,777
                Fidelity              Fidelity U.S. Bond Index Fund                309,531             312,009
                Fidelity              Money Market Fund                             21,003              21,003

     *        Participant Loans       Loans, ranging 1-10 years
              Receivable              maturity with interest rates of
                                      5.5%-10.25%                                  413,755             413,755
                                                                              -----------------------------------
                                                                                15,011,060          13,962,101
                                                                              ===================================




 * A party-in-interest as defined by ERISA.

                                  Exhibit Index

Number       Description

23.1 Consent of Independent Accountants, Goldenberg Rosenthal, LLP for the year ended December 31, 2001

23.2         Notice Regarding Consent of Arthur Andersen LLP